UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Information to be included in statements filed pursuant to Rule 13d-1(a)

Gold Resource Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

38068T105

(CUSIP Number)

Hochschild Mining plc

Calle La Colonia 180, Surco, Lima 33, Peru

Attention: Jose A. Palma

Telephone No.: (011) 51 1 317 2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 11, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 38068T105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Hochschild Mining plc
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) N/A (b) N/A
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A
6.	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 6,000,000[1]
8. Shared Voting Power 0
9. Sole Dispositive Power 6,000,000[2]
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,000,000[3]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) N/A
13.	Percent of Class Represented by Amount in Row (11) 14.9%[4]
14.	Type of Reporting Person (See Instructions) CO

[1]	4,330,000 of such shares represent an option as further described in this statement.
[2]	See footnote 1.
[3]	See footnote 1.
[4]

Based on 34,417,556 shares of common stock outstanding on December 4, 2008, as represented by Gold Resource Corporation in the Subscription Agreement described in this statement, and after giving effect to the (i) initial issuance of 1,670,000 shares and (ii) the issuance of the 4,330,000 shares upon the exercise of the option described in this statement.

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the “Statement”) relates to the common stock of Gold Resource Corporation, a Colorado corporation (the “Issuer”). The Issuer’s principal executive offices are located at 222 Milwaukee Street, Suite 301, Denver, CO 80206.

ITEM 2.	IDENTITY AND BACKGROUND

The name of the person filing this Statement is Hochschild Mining plc (“Hochschild”). Hochschild is a company organized under the laws of England and Wales. The principal business of Hochschild is mining. The principal business office of Hochschild is at Calle La Colonia No. 180, Surco, Lima 33, Peru (the “Principal Office”). Hochschild is the sole shareholder of Hochschild Mining Holdings Limited (“Holdings”), a company organized under the laws of England and Wales, and the direct owner of the shares of the Issuer’s common stock covered by this Statement.

Directors of Hochschild

The directors of Hochschild (collectively, the “Directors”) and required information for each of the Directors are as follows:

Eduardo Hochschild is Executive Chairman (the “Chairman”). Mr. Hochschild’s principal occupation is serving in such capacity at the Principal Office. Mr. Hochschild is also the sole director, executive officer and controlling person of Pelham Investment Corporation, a controlling person of Hochschild as discussed below. Mr. Hochschild is a citizen of Peru.

Roberto Dañino is Deputy Chairman and Executive Director. Mr. Dañino’s principal occupation is serving in such capacity at the Principal Office. Mr. Dañino is a citizen of Peru.

Jorge Born Jr. is a non-executive Director. Mr. Born Jr.’s principal occupation is President and CEO of Bomagra S.A., a company involved in real estate, technology and communications equipment and farming industries in Argentina. His business address is Marcelo T. de Alvear 624, 8 Piso, C 1058 AAH Capital Federal, Buenos Aires, Argentina. Mr. Born Jr. is a citizen of Argentina.

Sir Malcolm Field is a non-executive Director. His principal occupation is senior non-executive director of Aricom PLC, a metals and mining group. His business address is 46 Albemarle Street, London W1S 4JL, England. Sir Malcom Field is a citizen of the United Kingdom of Great Britain and Northern Ireland.

Nigel Moore is a non-executive Director. His principal occupation is chairman of TEG Environmental plc., an environmental and organic waste services and technology company. His business address is 46 Albemarle Street, London W1S 4JL, England. Mr. Moore is a citizen of the United Kingdom of Great Britain and Northern Ireland.

Dionisio Romero is a non-executive Director. His principal occupation is Chairman and CEO of Credicorp Ltd., a financial services company. His business address is Calle Centenario 156 – Urb. Las Laderas de Melgajero – La Molina, Lima 12 Peru. Mr. Romero is a citizen of Peru.

Executive Officers of Hochschild

Messrs. Hochschild and Dañino are executive officers of Hochschild in their respective offices indicated above. The other executive officers of Hochschild (with Messrs. Hochschild and Dañino, collectively, the “Executive Officers”) and required information for each of such persons are as follows:

Miguel Aramburú is Chief Executive Officer and his principal occupation is serving in such capacity at the Principal Office. Mr. Aramburú is a citizen of Peru.

Isac Burstein is Corporate Manager—Business Development and his principal occupation is serving in such capacity at the Principal Office. Mr. Burstein is a citizen of Peru.

Ignacio Bustamante is Chief Operating Officer and his principal occupation is serving in such capacity at the Principal Office. Mr. Bustamante is a citizen of Peru.

Raymond Jannas is Vice President—Exploration and Geology and his principal occupation is serving in such capacity. His business address is Ave Presidente Errazuriz No. 2999, Oficina 403 Fourth Floor, Las Condes, Santiago de Chile, Chile. Mr. Jannas is a citizen of Chile.

José Augusto Palma is Vice President and General Counsel and his principal occupation is serving in such capacity at the Principal Office. Mr. Palma is a citizen of Peru.

Ignacio Rosado is Chief Financial Officer and his principal occupation is serving in such capacity at the Principal Office. Mr. Rosado is a citizen of Peru.

Eduardo Villar is Vice President—Human Resources and his principal occupation is serving in such capacity at the Principal Office. Mr. Villar is a citizen of Peru.

Controlling Persons of Hochschild

Pelham Investment Corporation, a corporation organized under the laws of the Cayman Islands (“Pelham”) with its principal place of business at c/o Close Trustees (Cayman) Limited, P.O. Box 1034, Harbour Place, 4th Floor, 103 South Church Street, George Town, Grand Cayman KY1-1102, Cayman Islands, is the majority shareholder and controlling person of Hochschild. Pelham’s principal business is its investment in Hochschild. The Chairman controls Pelham and is the sole director, executive officer and controlling person of Pelham.

None of Hochschild, Holdings, the Directors, the Executive Officers, Pelham or the Chairman has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Under the terms of a Subscription Agreement for Common Stock entered into between the Issuer and Holdings on December 5, 2008 (the “Subscription Agreement”), Holdings paid $5,010,000 for 1,670,000 shares of the Issuer’s common stock (the “Acquired Shares”) on December 11, 2008. Working capital was the source of the funds for the purchase of the Acquired Shares. In connection with the Subscription Agreement, the Issuer and Holdings entered into a Strategic Alliance Agreement dated December 5, 2008 (the “Strategic Alliance Agreement”), pursuant to which Holdings was granted an option, effective at the closing of the purchase of the Acquired Shares, to purchase an additional 4,330,000 shares of the Issuer’s common stock for a purchase price of $12,990,000 (the “Option Shares”). No additional consideration was paid by Holdings for such option.

ITEM 4.	PURPOSE OF TRANSACTION

The purpose of purchasing the Acquired Shares and obtaining the option to purchase the Option Shares was and is for investment as described in the Strategic Alliance Agreement. Neither the Acquired Shares nor the Option Shares are registered under the Securities Act of 1933, as amended.

Under the terms of the Strategic Alliance Agreement, the Option Shares may be purchased by Holdings during a period of eighty (80) days from the closing of the purchase of the Acquired Shares. Holdings may only exercise it option to purchase all of the Option Shares and not a portion thereof. The Option Shares may be purchased for a price of $3.00 per share, for a total price of $12,990,000.

The Strategic Alliance Agreement also allows Holdings to acquire additional common stock of the Issuer other than by direct acquisition from the Issuer. Holdings may make market purchases of the Issuer’s common stock, defined as purchases in the over-the-counter market or on any stock exchange on which the stock is then quoted or listed. Holdings may also make private purchases of the Issuer’s common stock other than in the over-the-counter market or on any stock exchange. However, under the Strategic Alliance Agreement, for a period of two (2) years following closing of the purchase of the Acquired Shares, Holdings may not own more than forty percent (40%) of the Issuer’s outstanding common stock on an undiluted basis following any market purchase or private purchase. After a period of two years, Holdings is not limited in the amount of stock it can purchase.

If Holdings acquires the Option Shares, the Strategic Alliance Agreement also provides Holdings a first right of refusal to participate in any future equity financing (a “Future Financing”) solicited by the Issuer at any time prior to commencement of commercial production, as defined in the Strategic Alliance Agreement. The purchase price for each share in any such Future Financing shall be equal to eighty percent (80%) of the average closing price of the Issuer’s common stock during the thirty (30) calendar days preceding the date on which Holdings elects to participate in such Future Financing.

If at any time following closing of the purchase of the Acquired Shares, the Issuer proposes to sell equity securities in certain transactions, the Strategic Alliance Agreement also provides Holdings with preemptive rights to participate in such financing (“Preemptive Rights”). Such Preemptive Rights allow Holdings to purchase an amount of additional common stock equal at any time to its pro-rata interest in the Issuer, as defined in the Strategic Alliance Agreement, subject to certain excluded issuances by the Issuer. Holdings’ Preemptive Rights expire if it does not exercise its option to acquire the Option Shares.

The Strategic Alliance Agreement may also provide Holdings with representation on the Issuer’s board of directors. If Holdings acquires the Option Shares, it shall be entitled to nominate one (1) individual to the Issuer’s board of directors. Thereafter, so long as Holdings owns at least 14.5% of the Issuer’s outstanding common stock, the Issuer’s board of directors shall nominate the Holdings nominee to the slate of directors at each annual meeting following designation of such nominee. If Holdings thereafter acquires additional shares of the Issuer’s common stock, such that its ownership interest equals forty percent (40%) or more, Holdings shall be entitled to appoint an additional individual to the Issuer’s board of directors.

Depending on market and other considerations and subject to its obligations under the above-described agreements and under applicable law, Holdings may purchase the Option Shares or additional shares of the Issuer’s common stock or dispose of some or all of the shares held by it. Except as set forth above, Hochschild has no plans or proposals which would result in any of the actions enumerated in clauses (a)-(j) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934 as amended.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

The percentage interest beneficially owned by Hochschild presented below is based on 34,417,556 shares of Common Stock outstanding on December 4, 2008, as represented by the Issuer under the Subscription Agreement. Holdings is the current direct owner of 1,670,000 shares of the Issuer’s common stock, representing at issuance 4.6% of the Issuer’s issued and outstanding common stock. Holdings has the right to acquire an additional 4,330,000 shares of the Issuer’s common stock which, at the issuance of such shares, would represent 10.7% of the Issuer’s issued and outstanding common stock. As a result, Hochschild may be deemed to beneficially own the Acquired Shares and the Option Shares, representing 14.9% of the shares of the Issuer’s common stock (after giving effect to the issuance of the Acquired Shares and the Option Shares). Except to the extent that the beneficial ownership of the shares of the Issuer’s common stock covered by this Statement may be attributed to the Chairman by virtue of his control of Pelham, none of Hochschild’s directors, executive officers and controlling persons identified in Item 2 above beneficially owns any shares of the Issuer’s common stock.

Hochschild has the sole voting and dispositive power over the shares of common stock deemed to be beneficially owned by it under the first paragraph of Item 5 above.

Other than as set forth in this Statement, there have been no transactions by Hochschild, Holdings, the Directors, the Executive Officers, Pelham or the Chairman in the class of securities reported on in this Statement during the past sixty days.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

As described above in this Statement, Holdings and the Issuer are parties to the Subscription Agreement and the Strategic Alliance Agreement. In addition to the terms of the Strategic Alliance Agreement described above under Item 4, the Strategic Alliance Agreement contains a number of additional provisions described below in this Item 6:

(a) If Holdings acquires the Option Shares; (i) it shall have a first right of refusal to participate in any joint venture proposed by the Issuer and involving any properties currently owned or thereafter acquired (a “Right of First Refusal”); and (ii) for a period of two (2) years thereafter, Holdings has agreed to a “standstill,” whereby it has agreed that it will not without the prior written consent of the Issuer assist or encourage other entities to acquire specified interests in the Issuer or take other actions that could result in the acquisition of those interests in the Issuer, subject to certain conditions;

(b) If the Issuer breaches any representation, warranty or covenant contained in the Strategic Alliance Agreement, Holdings is entitled to demand registration rights, pursuant to which the Issuer has agreed, subject to certain conditions, to file a registration statement with the United States Securities and Exchange Commission to register all of the shares of the Issuer’s common stock held by Holdings, including the Acquired Shares and, if purchased, the Option Shares;

(c) The Issuer has agreed that until expiration of the period during which Holdings can purchase the Acquired Shares, it shall not initiate, solicit, promote or encourage inquiries or the submission of proposals with respect to any offer or action that would be reasonably be expected to delay, prevent or frustrate Holdings’ purchase of the Option Shares or any other transaction contemplated in the Strategic Alliance Agreement; and

(d) If Holdings shall hold an ownership interest in the Issuer of less than 14.5% or if it acquires at least 14.5% and subsequently sells or otherwise disposes of 20% or more of its then-existing ownership interest, Holdings’ rights in respect of a Future Financing, Preemptive Rights, board representation and the Right of First Refusal would be forfeited.

The description of each of the Subscription Agreement and Strategic Alliance Agreement included in this Statement is just a summary and the complete text of each such agreement is included as an Exhibit to this Statement under Item 7 below.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1. Subscription Agreement for Common Stock between Gold Resource Corporation and Hochschild Mining Holdings Limited dated December 5, 2008.

Exhibit 2. Strategic Alliance Agreement between Gold Resource Corporation and Hochschild Mining Holdings Limited dated December 5, 2008.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

December 19, 2008
Date

/s/ Jose A. Palma
Signature

Jose A. Palma/Vice President and General Counsel
Name/Title